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                                EXHIBIT 11

                               AIRGAS, INC.

                      EARNINGS PER SHARE CALCULATIONS

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                                               Three Months Ended
                                                     June 30,
                                               1998          1997
Weighted Average Shares Outstanding:

Basic shares outstanding                       70,300,000    66,800,000

Net common stock equivalents                    1,800,000     2,400,000

Diluted shares outstanding                     72,100,000    69,200,000

Net earnings                                  $11,275,000   $12,226,000

Basic earnings per share                      $       .16   $       .18

Diluted earnings per share                    $       .16   $       .18

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